Exhibit 99.3

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of Skeena Resources Limited (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates, and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded, and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements together with the other information of the Company and for overseeing management’s fulfillment of its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

“Randy Reichert”	“Andrew MacRitchie”

Randy Reichert	Andrew MacRitchie
President & Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 22, 2023

KPMG LLP
777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Canada
Tel 604-691-3000
Fax 604-691-3031
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Skeena Resources Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Skeena Resources Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private
English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Skeena Resources Limited

March 22, 2023

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Vancouver, Canada
March 22, 2023

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of Canadian dollars)

	Note	December 31, 2022	December 31, 2021
ASSETS

Current
Cash and cash equivalents		$40,602	$40,313
Marketable securities	10	2,494	840
Receivables	5,12	5,682	7,254
Prepaid expenses	6	1,346	5,789
		50,124	54,196

Marketable securities	10	—	4,252
Prepaid expenses	6	54	—
Deposits	7	2,128	2,208
Exploration and evaluation interests	9	95,438	75,531
Capital assets	11	20,236	18,775

Total assets		$167,980	$154,962

LIABILITIES

Current
Accounts payable and accrued liabilities	12	$13,977	$12,537
Current portion of lease liabilities	14	545	494
Flow-through share premium liability	13	4,557	12,413
Current portion of other liabilities	16	1,806	—
		20,885	25,444

Long-term lease liabilities	14	3,017	818
Provision for closure and reclamation	15	6,160	5,151
Other liabilities	16	691	—

Total liabilities		30,753	31,413

SHAREHOLDERS’ EQUITY

Capital stock	17	464,029	361,982
Commitment to issue shares	9	1,250	—
Reserves	17	39,879	40,608
Deficit		(367,931)	(279,041)

Total shareholders’ equity		137,227	123,549

Total liabilities and shareholders’ equity		$167,980	$154,962

COMMITMENTS (NOTE 8,9,13,14,17 AND 21)

CONTINGENCIES (NOTE 21)

SUBSEQUENT EVENT (NOTE 17)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except share and per share amounts)

		For the years ended
		December 31,
	Note	2022	2021
Accretion	14,15,16	$91	$98
Administrative compensation	12	4,805	3,340
Communications		2,800	1,598
Consulting		801	2,849
Depreciation	11	289	320
Exploration and evaluation	9	91,602	107,452
Flow-through share premium recovery	13	(13,326)	(12,890)
Gain on sale of royalty	9	(9,463)	—
(Gain) loss on marketable securities	10	(1,007)	52
Insurance		1,922	717
Interest income		(361)	(228)
Office and administration		1,363	938
Professional fees	12	1,502	1,683
Share-based payments	12,17	7,387	10,950
Transfer agent and listing fees		485	688

Loss and comprehensive loss for the year		$(88,890)	$(117,567)

Loss per share – basic and diluted		$(1.26)	$(1.97)

Weighted average number of common shares outstanding – basic and diluted		70,348,528	59,819,146

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars, except shares)

			Commitment to						Total
	Capital Stock		Issue Shares	Reserves					Shareholders’
	(Note 17)		(Note 9)	(Note 17)				Deficit	Equity
	Shares	Amount		Options	Restricted Share Units	Investment Rights	Warrants
Balance December 31, 2020	54,185,499	$241,340	$—	$14,885	$—	$—	$14,200	$(161,474)	$108,951
Private placements	3,921,888	74,460	—	—	—	—	—	—	74,460
Bought deal offering	4,637,097	57,500	—	—	—	—	—	—	57,500
Share-based payments	—	—	—	13,910	198	—	—	—	14,108
Exercise of options	2,448,237	13,375	—	(5,085)	—	—	—	—	8,290
Tahltan Investment Rights	199,642	2,500	—	—	—	2,500	—	—	5,000
Share issue costs	—	(3,225)	—	—	—	—	—	—	(3,225)
Flow-through share premium	—	(23,968)	—	—	—	—	—	—	(23,968)
Loss for the year	—	—	—	—	—	—	—	(117,567)	(117,567)
Balance December 31, 2021	65,392,363	$361,982	$—	$23,710	$198	$2,500	$14,200	$(279,041)	$123,549
Bought deal offering	5,702,479	34,500	—	—	—	—	—	—	34,500
Private placements	1,867,404	18,040	—	—	—	—	—	—	18,040
Acquisition of QuestEx Gold & Copper Ltd.	1,082,553	9,528	—	267	—	—	61	—	9,856
Acquisition of exploration and evaluation interests	271,340	1,670	1,250	—	—	—	—	—	2,920
Share-based payments	—	—	—	6,900	4,806	—	—	—	11,706
Exercise of options	479,169	3,722	—	(1,237)	—	—	—	—	2,485
Vesting of Restricted Share Units	48,074	200	—	—	(200)	—	—	—	—
Exercise of warrants	2,812,500	41,701	—	—	—	—	(11,326)	—	30,375
Share issue costs	—	(2,753)	—	—	—	—	—	—	(2,753)
Flow-through share premium	—	(4,561)	—	—	—	—	—	—	(4,561)
Loss for the year	—	—	—	—	—	—	—	(88,890)	(88,890)
Balance December 31, 2022	77,655,882	$464,029	$1,250	$29,640	$4,804	$2,500	$2,935	$(367,931)	$137,227

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	For the years ended
	December 31,
	2022	2021
OPERATING ACTIVITIES
Loss for the year	$(88,890)	$(117,567)
Items not affecting cash
Accretion	154	166
Depreciation	1,912	2,015
Loss on sale of equipment	87	—
Flow-through share premium recovery	(13,326)	(12,890)
Gain on sale of royalty	(9,463)	—
Realized gain on sale of marketable securities	(3)	(892)
Unrealized loss (gain) on marketable securities	(1,004)	944
Share-based payments	10,971	14,108
Changes in non-cash operating working capital
Receivables	1,783	(4,451)
Prepaid expenses	4,432	(4,712)
Accounts payable and accrued liabilities	(34)	(1,135)
Net cash used in operating activities	(93,381)	(124,414)

INVESTING ACTIVITIES
Purchase of marketable securities	(1,652)	(3,415)
Proceeds from sale of marketable securities	11	1,256
Net deposits refunded	305	483
Exploration and evaluation asset expenditures	(379)	(475)
Purchase of royalty	(17,500)	—
Proceeds from sale of royalty	27,000	—
Transaction costs on sale of royalty	(37)	—
Purchase of capital assets	(1,342)	(11,431)
Proceeds from disposal of capital assets	255	36
Consideration paid on acquisition of QuestEx Gold & Copper Ltd.	(18,749)	—
Transaction costs on acquisition of QuestEx Gold & Copper Ltd.	(889)	—
Cash acquired on acquisition of QuestEx Gold & Copper Ltd.	5,037	—
Proceeds from sale of assets acquired from QuestEx Gold & Copper Ltd.	19,341	—
Net cash provided by (used in) investing activities	11,401	(13,546)

FINANCING ACTIVITIES
Lease payments	(477)	(1,573)
Bought deal offering	34,500	57,500
Private placements	18,040	74,460
Proceeds from issuance of Tahltan Investment Rights	—	5,000
Proceeds from option exercises	2,485	8,290
Proceeds from warrant exercises	30,375	—
Share issue costs	(2,654)	(3,225)
Net cash provided by financing activities	82,269	140,452

Change in cash and cash equivalents during the year	289	2,492
Cash and cash equivalents, beginning of the year	40,313	37,821

Cash and cash equivalents, end of the year	$40,602	$40,313

Cash and cash equivalents comprise:
Cash	$40,345	$35,584
Cash equivalents	257	4,729
Cash and cash equivalents, end of the year	$40,602	$40,313

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 19)

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties focused in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at December 31, 2022, the Company had cash and cash equivalents of $40,602,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares, with construction financing anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”) (Note 8).

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these financial statements are based on IFRS in effect as at December 31, 2022.

The consolidated financial statements of Skeena for the year ended December 31, 2022 were reviewed by the Audit Committee and were approved and authorized for issuance by the Board of Directors on March 22, 2023.

Basis of measurement

These consolidated financial statements have been prepared on historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates and judgments are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates or changes to judgments are recognized in the period in which the estimate or judgment is revised and may affect both the period of revision and future periods.

Significant assumptions that management has made about current unknowns, the future, and other sources of estimated uncertainty, could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made. Such significant assumptions include the following areas:

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include the following:

●	Recoverable amount of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

●	Valuation of exploration and evaluation assets acquired

The cost of acquiring exploration and evaluation assets is capitalized and represents their fair value at the date of acquisition. The carrying values of KSP, Kingpin and Sofia properties acquired by Skeena resulting from the acquisition of QuestEx and sale of certain assets to Newmont Corporation (Note 8) are subject to estimates relating to: (i) fair value of non-cash portion of consideration paid to acquire QuestEx; (ii) fair value of other assets and liabilities of QuestEx at acquisition date; and (iii) estimated value of mineral resources within the properties, including their exploration potential.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates (continued)

●	Valuation of exploration and evaluation assets acquired (continued)

The carrying value of Eskay North mineral property, which was regarded as part of Eskay Creek property, and Red Chris properties are subject to estimates relating to the fair value of the non-cash consideration and discount rate used to determine the present value of future cash obligations.

●	Valuation of contingent consideration receivable

The value of contingent consideration receivable from Franco-Nevada Corporation (Note 9) is subject to significant estimates relating to the probability of occurrence of contingent events.

●	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of these consolidated financial statements.

●	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

●	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and risk-free rates, changes in the subjective input assumptions can materially affect the fair value estimate.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

●	Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuing year, and to fund planned and contractual exploration programs, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

●	Contingent liabilities

In certain instances, management has assessed a low likelihood of settling certain amounts through a future outflow of resources. As a result, these amounts have been treated as contingencies rather than liabilities.

●	Recoverability of mineral property interests

Assets or cash-generating units (“CGUs”) are separately evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property interests, such as geologic and metallurgic information, economic assessments or studies, whether facilities are still accessible, whether permits are still existing and valid, and the Company’s ability to continue exploration and development.

●	Refundable tax credits and flow-through expenditures

The Company is entitled to refundable tax credits on qualifying resource expenditures incurred in Canada. Management’s judgment is applied in determining whether expenditures are eligible for claiming such credits.

The Company is also required to spend proceeds received from the issuance of flow-through shares on qualifying resource expenditures. Management’s judgment is applied in determining whether qualifying expenditures have been incurred. Differences in judgment between management and regulatory authorities could materially decrease refundable tax credits, increase the flow-through share premium liability and flow-through expenditure commitment.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Critical accounting judgments (continued)

●	Leases

Management applies judgment in determining whether a contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.

3.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less or are fully redeemable without penalty when acquired.

Marketable securities

In assessing the classification of marketable securities as current or non-current assets, management estimates whether any marketable securities are to be sold within the next 12 months. The assessment is performed on a security-by-security basis at each reporting period. Any changes to estimates are reflected prospectively within the statement of financial position.

Mineral property interests

The acquisition costs of mineral properties are capitalized as exploration and evaluation interests on a project-by-project basis, pending determination of the technical feasibility and the commercial viability of the project. Acquisition costs include cash or shares paid, liabilities assumed, and associated legal costs paid to acquire the interest, whether by option, purchase, staking, or otherwise. Costs of investigation incurred before the Company has obtained the legal right to explore an area are recognized in profit or loss.

Exploration and evaluation expenditures are comprised of costs that are directly attributable to:

●	researching and analyzing existing exploration data;
●	conducting geological studies, exploratory drilling and sampling;
●	examining and testing extraction and treatment methods; and
●	evaluating the technical feasibility and commercial viability of extracting a mineral resource.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property interests (continued)

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves. When economically viable reserves and technical feasibility have been determined, and the decision to proceed with development has been approved by the Board of Directors, the capitalized mineral property interest for that project, and subsequent costs incurred for the development of that project, are capitalized as mines under construction as a component of mine properties, property, plant and equipment once an impairment test has been completed. In order for production to occur, the Company must first obtain exploitation and other permits on such properties. Such permits are subject to the approval of the local government and government-controlled entities. Unless and until such permits are obtained, there can be no assurance that such permits will be obtained. As such, permits need to be obtained before costs are reclassified from exploration and evaluation interests to mines under construction.

The province of British Columbia has a Mineral Exploration Tax Credit (“METC”), whereby a company may receive a refundable tax credit of 20% or 30% for incurring qualified mineral exploration expenditures, for determining the existence, location, extent or quality of a mineral resource in the province of British Columbia. The Company recognizes METC as a reduction of exploration expenses in the period in which the qualifying expenditures are incurred. The amount ultimately recovered may be different from the amount initially recognized.

Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete. The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as mineral property interests. Proceeds and related cost of sales associated with the sale of items produced while preparing the mineral properties and mines under construction for their intended use are recognized in profit or loss.

Capital assets

Capital assets are recorded at cost less accumulated depreciation, with depreciation calculated on a declining-balance basis at an annual rate of 30% for computer hardware, 20% for equipment, and 100% for computer software. Buildings and structures are depreciated on a straight-line basis over 20 years. Leased assets and associated leasehold improvements are depreciated on a straight-line basis over the term of their respective leases.

Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are recognized as expense in the period the costs are incurred.

The remaining useful lives, residual values and depreciation methods are reviewed and adjusted, if appropriate, at each reporting period to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from the items of capital assets.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets (continued)

An item of capital assets is derecognized when either it has been disposed of or when it is permanently withdrawn from use and no future economic benefits are expected from its use or disposal. Any gains or losses arising on the retirement and disposal of an item of capital assets are included in profit or loss in the period of retirement or disposal.

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred. The Company depreciates the right-of-use asset on a straight-line basis. If the ownership of the underlying asset is transferred to the Company, or the Company is reasonably certain to exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Company also assesses the right-of-use asset for impairment when such indicators exist. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Company. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments against the lease are then offset against the lease liability, with interest recorded as accretion expense in profit or loss. The lease liability is subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

Impairment of long-lived assets

At the end of each reporting period, the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets (continued)

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Foreign currencies

The Company, and its subsidiaries, have determined the Canadian dollar to be their functional and reporting currency. Accordingly, monetary assets and liabilities denominated in foreign currencies are recorded in Canadian dollars, translated at the exchange rate in effect at the consolidated statement of financial position date and non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date.

Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in profit or loss.

Financial instruments

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Classification of financial assets and liabilities

The Company classifies its financial assets and liabilities in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets and liabilities at initial recognition.

The classification of financial assets is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has designated them at FVTPL.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

(ii)	Measurement of financial assets and liabilities

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value, with transaction costs recognized in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value, with transaction costs recognized in profit or loss. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise. On disposal, cumulative gains and losses of financial assets in other comprehensive income or loss are reclassified to profit and loss.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. Regardless of whether credit risk has increased significantly, the loss allowance for trade receivables without a significant financing component classified at amortized cost are measured using the lifetime expected credit loss approach. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

(iv)	Equity instruments

A financial instrument is an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either:

●	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or
●	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Provision for closure and reclamation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation interests and capital assets. Insofar as the amount of the obligation can be measured with sufficient reliability, the net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period recognized.

The net present value of the rehabilitation obligation is calculated using a pre-tax discount rate that reflects the time value of money. Environmental monitoring and basic site-maintenance costs are treated as period costs and are expensed in the period incurred.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, infrastructure or technology, discount rates and estimates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as accretion expense.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and that the Company will be in compliance with all conditions associated with the grant. Grants relating to an expense item are recognized as deduction against the related expense over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Grants relating to an asset are deducted against the carrying amount of the asset and recognized in profit or loss over the life of the depreciable asset as a reduced depreciation expense.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable relating to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recognized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued on the date of grant and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest with the corresponding amount recorded to reserves. Upon exercise of an equity instrument, the consideration received is recorded as capital stock, and any amounts previously recorded to reserves are reclassified to capital stock.

For share-based payments in which the terms of the arrangement provide the Company with a choice of whether to settle in cash or by issuing equity instruments, the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the equity instrument is accounted for as a liability, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes to fair value recognized in profit or loss for the period. The Company has a present obligation to settle in cash if the choice of settlement in common shares has no commercial substance, or the Company has a past practice or a stated policy of settling in cash.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payments (continued)

If no such obligation exists, the equity instrument is accounted for as equity settled share-based payment and is measured at the fair value on the date of grant. Upon settlement:

(a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) as below.
(b)	If the Company elects to settle by issuing equity instruments, no further accounting is required other than the reclassification of the value of the equity instrument initially recognized in reserves to capital stock, except as noted in (c) below.
(c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of the equity instruments that would otherwise have been issued, or the difference between the fair value of the equity instruments issued and the amount of cash that would otherwise have been paid, whichever is applicable).

Capital stock

The Company records proceeds from share issuances, net of issue costs. Common shares issued for consideration other than cash, are valued based on their market value at the date of closing of the transaction.

Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on loss per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Share splits or share consolidations, where each common share in the capital of the Company is exchanged for a certain number (or fraction) of a new share in the capital of the Company, are accounted for retroactively once they have been enacted, in order to present comparable information. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding. All of the stock options, warrants and Restricted Share Units (“RSUs”) currently issued were anti-dilutive for the years ended December 31, 2022 and 2021.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Unit offerings

Proceeds received on the issuance of units, consisting of non-flow-through common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Canadian income tax law permits the Company to transfer the tax deductibility of qualifying resource expenditures financed by such shares to the flow-through shareholders.

On issuance, the Company allocates the flow-through share proceeds to i) share capital, ii) warrants, if any, and iii) flow-through share premium, if any, using the residual value method. If investors pay a premium for the flow-through feature, it is recognized as a liability. Upon incurring qualifying expenditures, the Company reduces the liability and recognizes a flow-through share premium recovery. At the end of a period, the flow-through share premium liability consists of the portion of the premium on flow-through shares that corresponds to the portion of qualifying exploration expenditures that are expected to be properly incurred in the future.

Proceeds received from the issuance of flow-through shares are restricted to Canadian resource property exploration expenditures within a prescribed period. The portion of the proceeds received, but not yet expended at the year-end, is disclosed as the remaining commitment in Note 13.

The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

New standards and interpretations not yet adopted

Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and the IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures.

This amendment is effective for annual periods beginning on or after January 1, 2023. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards and interpretations not yet adopted (continued)

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1, Presentation of Financial Statements) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

●	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
●	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2024. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	December 31, 2022	December 31, 2021
Cash and cash equivalents	Amortized cost	$40,602	$40,313
Marketable securities	FVTPL	$2,494	$5,092
Receivables	Amortized cost	$35	$56
Deposits	Amortized cost	$2,128	$2,208
Contingent consideration receivable	FVTPL	$—	$—
Accounts payable	Amortized cost	$10,209	$10,950
Other liabilities	Amortized cost	$2,497	$—

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The carrying values of the Company’s marketable securities, except for warrants, are measured using Level 1 inputs.  Warrants within marketable securities (Note 10) and contingent consideration receivable (Note 9) are measured using Level 3 inputs.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date.

IFRS 9 – Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at December 31, 2022, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities at December 31, 2022 (Note 10) would have resulted in a $250,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk (continued)

The undiscounted financial liabilities as of December 31, 2022 will mature as follows:

	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
Accounts payable	$10,209	$—	$—	$—	$10,209
Other liabilities	1,900	750	—	—	2,650
Total	$12,109	$750	$—	$—	$12,859

Other risks

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the global economy and various sectors of the economy, including, but not limited to, financials, energy, metals and mining. Accordingly, the actions discussed above and potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, either in specific sectors or more broadly.

Additionally, global stock markets have also experienced great volatility and significant weakening of certain sectors as concerns over inflation and supply chain challenges from COVID-19 continue. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs. In 2021 and 2022, operations have experienced higher inflation on material inputs. Russia’s military action against Ukraine, as well as the effectiveness of government and central bank responses, remain unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables are comprised of the following:

	December 31, 2022	December 31, 2021
Mineral Exploration Tax Credit (“METC”)	$3,001	$3,793
Goods and services tax	2,090	3,405
PST Rebate	556	—
Other (Note 12)	35	56
Total	$5,682	$7,254

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	RECEIVABLES (continued)

During the year ended December 31, 2022, the Company applied for BC Provincial Sales Tax (“PST”) Rebate on Select Machinery and Equipment (“PST Rebate”) for $563,000, a temporary program that allowed corporations to receive a refund of the PST paid between September 17, 2020 and March 31, 2022 to help corporations recover from the financial impacts of COVID-19. Accordingly, the Company recognized the PST Rebate as a reduction in capital assets of $137,000 (Note 11) and expenses of $426,000. During the year ended December 31, 2022, the Company received $7,000 of the PST Rebate.

6.	PREPAID EXPENSES

	December 31, 2022	December 31, 2021
Exploration and evaluation	$939	$4,293
General and administrative	317	44
Insurance	144	1,452
Total prepaid expenses	$1,400	$5,789
Less: Current prepaid expenses	(1,346)	(5,789)
Long-term prepaid expenses	$54	$—

7.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies, in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

	Reclamation deposits	Office and administrative	Total
Balance December 31, 2020	$2,590	$101	$2,691
Additions	17	—	17
Refunded	(500)	—	(500)
Balance December 31, 2021	$2,107	$101	$2,208
Acquired upon closing of QuestEx Transaction (Note 8)	201	24	225
Additions	—	277	277
Refunded	(568)	(14)	(582)
Balance December 31, 2022	$1,740	$388	$2,128

The reclamation security required under the Mines Act (British Columbia) has been provided to Ministry of Energy, Mines and Low Carbon Innovation in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider and is shown as a deposit on the Company’s statement of financial position. The Company has provided surety covering a total $15,760,000 of reclamation security at December 31, 2022 (2021 - $15,970,000).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION

QuestEx was an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects included KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for $0.65 cash (the “Cash Consideration”) and 0.0367 of a Skeena common share for each QuestEx common share outstanding at closing. Skeena replacement options and warrants were also issued to the holders of QuestEx options and warrants.

The QuestEx Transaction has been accounted for as an asset acquisition, as QuestEx did not meet the definition of a business under the parameters of IFRS 3, Business Combinations.

The following summarizes the consideration paid and allocation to the net assets acquired from QuestEx at closing:

Consideration paid	Note	Number of Shares Issued	Amount
Cash paid	(i)	—	$18,749
Shares issued	(ii)	1,058,597	9,178
Promissory note issued to Newmont	(iii)	—	6,257
Replacement Options	(iv)	—	267
Replacement Warrants	(v)	—	61
QuestEx shares held by Skeena prior to QuestEx Transaction (Note 10)	(vi)	—	5,499
Transaction costs	(vii)	23,956	1,239
Total		1,082,553	$41,250

Net assets (liabilities) acquired	Amount
Cash	$5,037
Marketable securities	253
Receivables	74
Prepaid expenses	43
Reclamation deposits	225
Exploration and evaluation assets	38,718
Accounts payable and accrued liabilities	(2,191)
Flow-through share premium liability	(909)
Total	$41,250

(i)	Cash paid was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per (vi) and (iii) below, respectively.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION (continued)

(ii)	The number of Skeena common shares issued was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and

Newmont at June 1, 2022 per (vi) and (iii) below. The value of the share consideration was based on the market price of Skeena’s common shares on the TSX at the closing of the QuestEx Transaction.

(iii)	The Company issued a promissory note to Newmont in lieu of the cash and share consideration payable relating to QuestEx common shares held by Newmont (the “Promissory Note”). The Promissory Note did not bear any interest and was applied against the consideration due from Newmont pursuant to the Newmont Transaction.
(iv)	Skeena granted 77,158 replacement options based upon 2,102,676 outstanding options of QuestEx at June 1, 2022 (the “Replacement Options”). The Replacement Options were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 2.7 years, annualized volatility of 60%, dividend rate of 0% and risk-free interest rate of 2.78%.
(v)	Skeena issued 150,691 replacement warrants based upon 4,107,557 outstanding warrants of QuestEx at June 1, 2022 (the “Replacement Warrants”). The Replacement Warrants were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 0.3 years, annualized volatility of 35%, dividend rate of 0% and risk-free interest rate of 2.74%.
(vi)	As at June 1, 2022, Skeena held 5,668,642 common shares of QuestEx with a fair market value of $5,499,000 (Note 10).
(vii)	Transaction costs included $350,000 in Skeena common shares issued on the closing of the QuestEx Transaction and Newmont Transaction. Pursuant to the agreement with the advisor, the number of common shares issued was based upon the closing price of Skeena’s common shares on the TSX on March 29, 2022.

Immediately following the QuestEx Transaction, on June 1, 2022, Skeena sold certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets (collectively, the “Northern Properties”), to an affiliate of Newmont Corporation (“Newmont”) via an asset purchase agreement for total consideration of $25,598,000 (the “Newmont Transaction”). Of the consideration totaling $25,598,000, the Company received $19,341,000, with the remaining $6,257,000 applied to settle the outstanding Promissory Note. After the closing of the Newmont Transaction, the fair value of the exploration and evaluation assets retained by Skeena amount to $13,120,000 (Note 9).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Balance, December 31, 2020	$73,182	$—	$—	$—	$1,892	$—	$75,074
Adjust closure liability (Note 15)	787	—	—	—	(805)	—	(18)
Additions	475	—	—	—	—	—	475
Balance, December 31, 2021	$74,444	$—	$—	$—	$1,087	$—	$75,531
Adjust closure liability (Note 15)	1,162	—	—	—	(153)	—	1,009
Acquisition of QuestEx properties (Note 8)	—	7,872	3,936	—	—	1,312	13,120
Additions	2,882	—	—	2,871	25	—	5,778
Balance, December 31, 2022	$78,488	$7,872	$3,936	$2,871	$959	$1,312	$95,438

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek property (“Eskay”) from a subsidiary of Barrick Gold Corporation (“Barrick”). Certain of Eskay claims are subject to a 1% to 2% net smelter return (“NSR”) royalty payable to various vendors, while the entire Eskay land package was subject to a 1% NSR royalty payable to Barrick, of which 0.5% of the NSR royalty could be purchased for $17,500,000 during the 24-month period after closing (the “Barrick NSR”). On September 23, 2022, Skeena purchased the Barrick NSR for cash consideration of $17,500,000.

On December 30, 2022, Franco-Nevada Corporation exercised its right of first refusal over the sale of the Barrick NSR and acquired the Barrick NSR for cash consideration of $27,000,000 and contingent cash consideration of $1,500,000 which is payable upon the completion of certain milestones. During the year ended December 31, 2022, the Company incurred transaction costs of $37,000 and recognized a gain of $9,463,000 relating to the sale of the Barrick NSR.

On October 28, 2022, the Company acquired the Eskay North mineral property (“Eskay North”) in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for share consideration of 231,404 common shares on closing and cash consideration of $1,400,000 payable on the sixth month anniversary of the closing date (“Tudor Transaction”). Pursuant to the Tudor Transaction, the Company issued 231,404 common shares valued at $1,432,000, recognized a cash obligation of $1,400,000 (Note 16) and incurred transaction costs of $36,000 during the year ended December 31, 2022. Management regards Eskay North as being part of Eskay. Accordingly, the Company recognized $2,868,000 in additions to Eskay during the year ended December 31, 2022.

KSP Property, British Columbia, Canada

On June 1, 2022, Skeena acquired a 100% interest in KSP property (“KSP”) upon its acquisition of QuestEx (Note 8). KSP is located to the southeast of the former Snip gold mine in the Golden Triangle of British Columbia and is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $2,000,000 within 240 days of commercial production.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Kingpin Property, British Columbia, Canada

On June 1, 2022, Skeena acquired a 100% interest in Kingpin property (“Kingpin”) upon its acquisition of QuestEx (Note 8). Kingpin is located in the Golden Triangle of British Columbia, contiguous with and to the south of KSP. Kingpin is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $1,000,000 within 240 days of commercial production and the remaining 1% of the NSR royalty for $5,000,000 at any time thereafter.

Red Chris Properties, British Columbia, Canada

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut (the “Red Chris Properties”), from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at closing and at each six-month anniversary of closing (the “Coast Copper Transaction”). Accordingly, the Company paid $250,000, issued 39,936 common shares valued at $238,000, recognized a cash obligation of $1,079,000 (Note 16) and recognized a commitment to issue shares of $1,250,000. The fair value of the cash obligation represents the present value of the remaining five payments using a discount rate of 10% per annum.

During the year ended December 31, 2022, the Company incurred transaction costs of $54,000 relating to the Coast Copper Transaction.

One of the Red Chris Properties is subject to a 2% NSR royalty, which can be purchased for $2,000,000 within 120 days of commercial production.

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick. The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia.

Barrick retained a 1% NSR royalty on the property. Alternatively, subject to Skeena delineating in excess of 2,000,000 ounces of gold, Barrick may exercise its right to purchase a 51% interest in Snip in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property (the “Barrick Option”), following which the parties would form a joint venture (the “Barrick JV”) and Barrick would relinquish its 1% NSR royalty. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Snip Property, British Columbia, Canada (continued)

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip (the “Hochschild Option”). Hochschild had 3 years to provide notice to Skeena that it wished to exercise the Hochschild Option. Once notice had been provided, Hochschild would then have 3 years (the “Option Period”) to:

●	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Hochschild Option;
●	incur no less than $7,500,000 in exploration or development expenditures on Snip in each 12-month period of the Option Period; and
●	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing minimum expenditure of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1,000,000.

On October 14, 2021, Hochschild exercised the Hochschild Option. Pursuant to the agreement, Hochschild would need to incur expenditures of approximately $100 million during the Option Period. Should Hochschild successfully complete the earn-in, a joint venture would be established between the Skeena and Hochschild (the “Primary Snip JV”), and Skeena would be entitled to anti-dilution protection of up to $15,000,000.

Should Barrick elect to exercise the Barrick Option, relinquish its 1% NSR royalty and pay the Company three times the costs incurred by the Company in exploring and developing the property, and should Hochschild successfully complete the earn-in during the Option Period, the resulting Barrick JV interests would then be comprised of Barrick and the Primary Snip JV holding 51% and 49%, respectively.

Sofia Property, British Columbia, Canada

On June 1, 2022, Skeena acquired the Sofia property (“Sofia”) upon its acquisition of QuestEx (Note 8). Sofia consists of a group of mining claims in the Liard Mining Division of northeast British Columbia. Sofia is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $2,000,000 within one year of commercial production.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in an area of northwest British Columbia known as the Ice Mountain Lands, which is also known as the Spectrum property (“Spectrum”). On April 8, 2021, Skeena announced that a new conservancy to protect the environment and wildlife of Tahltan territory had been created covering Spectrum. Skeena returned its Spectrum mineral tenures, enabling the Tahltan Central Government, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in creating this conservancy.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Year ended December 31, 2022	Eskay	Red Chris	Snip	Sofia	Total
Accretion (Note 14)	$63	$—	$—	$—	$63
Assays and analysis/storage	3,728	—	239	102	4,069
Camp and safety	2,985	—	—	1	2,986
Claim renewals and permits	900	—	57	—	957
Community relations	—	—	—	18	18
Depreciation (Note 11)	1,623	—	—	—	1,623
Drilling	13,131	—	—	1,681	14,812
Electrical	403	—	—	—	403
Environmental studies	8,515	—	54	—	8,569
Equipment rental	3,272	—	3	12	3,287
Fieldwork, camp support	17,746	—	104	135	17,985
Fuel	3,707	—	—	284	3,991
Geology, geophysics, and geochemical	17,909	49	18	224	18,200
Helicopter	4,441	—	—	960	5,401
Metallurgy	676	—	—	—	676
Part XII.6 tax (METC), net of sales tax recovery	36	—	—	(250)	(214)
Share-based payments (Note 12)	3,584	—	—	—	3,584
Transportation and logistics	4,081	—	—	1,111	5,192
Total for the year	$86,800	$49	$475	$4,278	$91,602

There were no exploration and evaluation expenses incurred on KSP and Kingpin during the year ended December 31, 2022.

Year ended December 31, 2021	Eskay	Snip	Total
Accretion (Note 14)	$68	$—	$68
Assays and analysis/storage	3,977	907	4,884
Camp and safety	5,652	604	6,256
Claim renewals and permits	476	86	562
Community relations	82	—	82
Depreciation (Note 11)	1,695	—	1,695
Drilling	10,517	7,041	17,558
Electrical	1,065	628	1,693
Environmental studies	5,522	767	6,289
Equipment rental	9,591	925	10,516
Fieldwork, camp support	17,366	4,513	21,879
Fuel	2,704	921	3,625
Geology, geophysics, and geochemical	12,927	1,832	14,759
Helicopter	3,584	3,994	7,578
Metallurgy	996	11	1,007
METC and sales tax recovery	(3,681)	—	(3,681)
Share-based payments (Note 12)	2,098	1,060	3,158
Transportation and logistics	6,746	2,778	9,524
Total for the year	$81,385	$26,067	$107,452

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	MARKETABLE SECURITIES

	Cost	Fair Value
Balance, December 31, 2020	$832	$2,985
Acquired	3,415	3,415
Disposed	(364)	(1,256)
Realized gain	—	892
Unrealized loss	—	(944)
Balance, December 31, 2021	$3,883	$5,092
Gain on QuestEx shares held upon closing of QuestEx Transaction	—	1,247
Derecognition of QuestEx shares held upon closing of QuestEx Transaction (Note 8)	(3,415)	(5,499)
Acquired upon closing of QuestEx Transaction (Note 8)	253	253
Acquired	1,652	1,652
Disposed	(9)	(11)
Realized gain	—	3
Unrealized loss	—	(243)
Balance, December 31, 2022	$2,364	$2,494

On October 28, 2022, the Company acquired 6,352,898 units of Goldstorm Metals Corp. (“Goldstorm”) at $0.26 per unit for $1,652,000. Each unit is comprised of one Goldstorm common share and one Goldstorm warrant, with each Goldstorm warrant entitling the Company to acquire one additional Goldstorm common share at $0.60 per share until October 28, 2024. The Company also has an anti-dilution right to maintain its ownership interest in Goldstorm.

The Company used the relative fair value method to determine the value of Goldstorm common shares and Goldstorm warrants comprising the Goldstorm units on the date of acquisition. The Goldstorm common shares were valued at $1,906,000 using the closing share price of $0.30 on November 11, 2022, Goldstorm’s initial date of trading on the TSX Venture Exchange. The Goldstorm warrants were valued at $100,000 using the Black-Scholes option pricing model with the following inputs: expected life of 2.0 years, annualized volatility of 40%, dividend rate of 0% and risk-free interest rate of 3.84%. Using the relative fair value method, the fair values attributed to the Goldstorm common shares and Goldstorm warrants were $1,570,000 and $82,000, respectively. As of December 31, 2022, the fair value of the Goldstorm warrants were determined to be $31,000 using Black-Scholes option pricing model with the following inputs: expected life of 1.8 years, annualized volatility of 40%, dividend rate of 0% and risk-free interest rate of 4.06%.

During the year ended December 31, 2022, gain on marketable securities of $1,007,000 (2021 – loss of $52,000) is comprised of gain on QuestEx shares held upon closing of QuestEx Transaction of $1,247,000 (2021 – $nil), realized gain on marketable securities of $3,000 (2021 – $892,000) and unrealized loss on marketable securities of $243,000 (2021 – $944,000).

t

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	CAPITAL ASSETS

					Right-of-Use
	Computer			Right-of-Use	Asset –
	Hardware		Buildings &	Asset – Office	Equipment	Leasehold
Cost	& Software	Equipment	Structures	Leases	Leases	Improvements	Total
Balance, December 31, 2020	$193	$1,194	$8,587	$1,683	$2,522	$2,511	$16,690
Additions	—	1,017	4,045	93	—	286	5,441
Transfer on purchase	—	578	—	—	(578)	—	—
Disposal	—	(40)	—	—	—	—	(40)
Balance, December 31, 2021	193	2,749	12,632	1,776	1,944	2,797	22,091
Additions	42	459	713	1,443	1,354	—	4,011
Transfer on purchase	—	—	4,466	—	(1,669)	(2,797)	—
Disposal	—	(545)	—	—	—	—	(545)
Derecognition	—	—	—	—	(275)	—	(275)
PST Rebate	—	(48)	(89)	—	—	—	(137)
Balance, December 31, 2022	$235	$2,615	$17,722	$3,219	$1,354	$—	$25,145
Accumulated depreciation
Balance, December 31, 2020	$132	456	—	479	238	—	1,305
Depreciation – G&A	20	7	—	280	13	—	320
Depreciation – E&E (Note 9)	—	289	512	—	400	494	1,695
Disposals	—	(4)	—	—	—	—	(4)
Balance, December 31, 2021	152	748	512	759	651	494	3,316
Depreciation – G&A	14	5	—	257	13	—	289
Depreciation – E&E (Note 9)	—	383	883	88	177	92	1,623
Transfer on purchase	—	112	1,114	—	(640)	(586)	—
Disposals	—	(203)	—	—	—	—	(203)
Derecognition	—	—	—	—	(116)	—	(116)
Balance, December 31, 2022	$166	$1,045	$2,509	$1,104	$85	$—	$4,909
Carrying value
Balance, December 31, 2021	$41	$2,001	$12,120	$1,017	$1,293	$2,303	$18,775
Balance, December 31, 2022	$69	$1,570	$15,213	$2,115	$1,269	$—	$20,236

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Director remuneration	$817	$233
Officer & key management remuneration[1]	$3,505	$2,508
Share-based payments	$7,218	$10,917
Professional fees[2]	$1	$—

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	RELATED PARTY TRANSACTIONS (continued)

Key management compensation (continued)

(1)

Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

(2)	During the year ended December 31, 2022, the Company incurred $1,000 (2021 - $nil) in fees for certain tax services to a professional services firm in which a director is a partner. The transaction occurred in the normal course of operations and has been recorded at the consideration established and agreed to by the related parties.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2022 and 2021. Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense amount to $1,530,000 and $5,688,000, respectively (2021 - $484,000 and $10,433,000, respectively).

Recoveries

During the year ended December 31, 2022, the Company recovered $10,000 (2021 - $15,000) in salary recoveries from a company with common officer, as a result of billing employee time for services provided. The salary recoveries were recorded in administrative compensation expense.

Receivables

Included in receivables at December 31, 2022 is $6,000 (2021 - $5,000) due from companies with common directors or officers, in relation to salary and other recoveries.

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance, December 31, 2020	$1,335
Creation of flow-through share premium liability on issuance of flow-through shares	23,968
Settlement of flow-through share premium liability pursuant to qualified expenditures	(12,890)
Balance, December 31, 2021	$12,413
Assumption of flow-through share premium liability upon acquisition of QuestEx (Note 8)	909
Creation of flow-through share premium liability on issuance of flow-through shares	4,561
Settlement of flow-through share premium liability pursuant to qualified expenditures	(13,326)
Balance, December 31, 2022	$4,557

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY (continued)

Issued during the year ended December 31, 2021: As a result of the issuance of flow-through shares during the year ended December 31, 2021, the Company had a commitment to incur $74,460,000 in qualifying Canadian exploration expenses (“CEE”) on or before December 31, 2022. During the year ended December 31, 2022, the remaining commitment of $35,804,000 was satisfied.

Acquired from QuestEx: As a result of the acquisition of QuestEx on June 1, 2022 (Note 8), the Company assumed QuestEx’s commitment to incur $3,279,000 in qualifying CEE, which was satisfied during the year ended December 31, 2022.

Issued during the year ended December 31, 2022: As a result of the issuance of flow-through shares during the year ended December 31, 2022, the Company had a commitment to incur $18,040,000 in qualifying CEE on or before December 31, 2023. During the December 31, 2022, $33,000 of this commitment was satisfied, with $18,007,000 of this commitment remaining as of December 31, 2022.

14.	LEASE LIABILITIES

The Company has recognized lease liabilities on its office and equipment leases:

	Office	Equipment	Total
Balance, December 31, 2020	$1,274	$1,360	$2,634
Recognition of liability	93	—	93
Lease payments	(326)	(1,247)	(1,573)
Accretion – G&A	89	1	90
Accretion – E&E (Note 9)	14	54	68
Balance, December 31, 2021	$1,144	$168	$1,312
Recognition of liability	1,392	1,354	2,746
Lease payments	(357)	(120)	(477)
Derecognition	—	(155)	(155)
Accretion – G&A	72	1	73
Accretion – E&E (Note 9)	29	34	63
Balance, December 31, 2022	$2,280	$1,282	$3,562

Current lease liabilities	$326	$168	$494
Long-term lease liabilities	818	—	818
Total lease liabilities, December 31, 2021	$1,144	$168	$1,312

Current lease liabilities	$243	$302	$545
Long-term lease liabilities	2,037	980	3,017
Total lease liabilities, December 31, 2022	$2,280	$1,282	$3,562

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

14.	LEASE LIABILITIES (continued)

The following table provides a schedule of undiscounted liabilities relating to leases which have commenced as at December 31, 2022:

Lease payments due within:	Office	Equipment	Total
1 year	$409	$397	$806
1 - 5 years	2,301	1,091	3,392
Total	$2,710	$1,488	$4,198

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Eskay	Snip	Total
Balance, December 31, 2020	$1,564	$3,597	$5,161
Revision of estimate	787	(805)	(18)
Accretion	2	6	8
Balance, December 31, 2021	$2,353	$2,798	$5,151
Revision of estimate	1,162	(153)	1,009
Balance, December 31, 2022	$3,515	$2,645	$6,160

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligations. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax real discount rate used (2022 – 1.19%, 2021 – 0.00%).

16.	OTHER LIABILITIES

The following is a continuity schedule of other liabilities:

Balance, December 31, 2020 and 2021	$—
Recognition of liability (Note 9)	2,479
Accretion	18
Balance, December 31, 2022	$2,497

Current other liabilities	$1,806
Long-term other liabilities	691
Total other liabilities, December 31, 2022	$2,497

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placement and bought deal offerings

Transactions during the year ended December 31, 2022

On September 23, 2022, the Company closed a bought deal public offering, whereby gross proceeds of $34,500,000 were raised by the issuance of 5,702,479 common shares at a price of $6.05 per common share (the “September 2022 Offering”).

On November 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 250,784 flow-through shares at a price of $7.975 per flow-through share and 333,334 flow-through shares at a price of $9.00 per flow-through share.

On December 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,000,000 were raised by the issuance of 1,000,000 flow-through shares at a price of $10.00 per flow-through share.

On December 22, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $3,040,000 were raised by the issuance of 283,286 flow-through shares at a price of $10.73 per flow-through share.

During the year ended December 31, 2022, the Company incurred share issuance costs of $2,753,000 and raised total gross proceeds of $52,540,000.

Transactions during the year ended December 31, 2021

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18.00 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18.00 per flow-through share.

On April 12, 2021, the Company closed the third tranche of a non-brokered private placement offering, whereby gross proceeds of $4,282,000 were raised by the issuance of 237,901 flow-through shares at a price of $18.00 per flow-through share.

On May 17, 2021, the Company closed the bought deal public offering, whereby gross proceeds of $57,500,000 which were raised by the issuance of 4,637,097 common shares at a price of $12.40 per common share.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CAPITAL STOCK AND RESERVES (continued)

Private placement and bought deal offerings (continued)

Transactions during the year ended December 31, 2021 (continued)

On August 27, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 285,268 flow-through shares at a price of $17.53 per flow-through share.

On September 17, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $7,000,000 were raised by the issuance of 346,364 flow-through shares at a price of $20.21 per flow-through share.

On November 5, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,000,000 were raised by the issuance of 621,119 flow-through shares at a price of $16.10 per flow-through share.

On December 23, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $30,907,000 were raised by the issuance of 1,471,739 flow-through shares at a price of $21.00 per flow-through share.

During the year ended December 31, 2021, the Company incurred share issuance costs of $3,225,000 and raised total gross proceeds of $131,960,000.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

●	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
●	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
●	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
●	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

On July 19, 2021, Milestones 2 and 3 set forth within the agreement were met, resulting in the conversion of 199,642 Rights into 199,642 common shares of the Company valued at $2,500,000. Subsequent to year ended December 31, 2022, Milestone 1 was met, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments

Share purchase warrant, RSU and stock option transactions are summarized as follows:

	Warrants		RSUs	Stock Options
		Weighted			Weighted
		Average			Average
	Number	Exercise Price	Number	Number	Exercise Price
Outstanding, December 31, 2020	2,812,500	$10.80	48,074	5,274,972	$5.16
Exercised	—	$—	—	(2,448,237)	$3.39
Cancelled	—	$—	—	(167,833)	$4.53
Granted	—	$—	8,000	2,616,222	$13.57
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	5,275,124	$10.18
Granted	—	$—	1,836,766	399,306	$8.61
Replacement Warrants (Note 8)	150,691	$14.19	—	—	$—
Replacement Options (Note 8)	—	$—	—	77,158	$9.87
Exercised	(2,812,500)	$10.80	(48,074)	(479,169)	$5.19
Cancelled	(137,868)	$14.88	(8,945)	(238,994)	$11.80
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	5,033,425	$10.44
Exercisable, December 31, 2022	12,823	$6.77	—	3,670,944	$9.77

The weighted average share price at the date of exercise of the stock options was $15.13 during the year ended December 31, 2022 (2021 – $13.53). The weighted average share price at the date of exercise of the warrants was $15.78 during the year ended December 31, 2022 (2021 – no exercise of warrants).

As at December 31, 2022, incentive stock options and share purchase warrants outstanding and exercisable were as follows:

		Number of	Weighted Average	Number of
	Exercise Price	Options	Remaining Life	Options
	($/Share)	Outstanding	(Years)	Exercisable
Options	1.00 - 5.00	1,056,953	2.06	1,056,953
	5.01 - 10.00	309,745	4.40	38,062
	10.01 - 15.00	3,666,727	3.32	2,575,929
		5,033,425	3.13	3,670,944

Warrants	1.00 - 5.00	110	0.29	110
	5.01 - 10.00	12,713	0.25	12,713
		12,823	0.25	12,823

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

As at December 31, 2022, RSUs outstanding were as follows:

	Number	Vesting Year
RSUs	400,776	2023
	1,435,045	2024
	1,835,821

Transactions during the year ended December 31, 2022

On April 21, 2022, the Company granted 103,264 stock options to various directors, officers, employees and consultants of the Company. The options have a term of 5 years, expiring on April 21, 2027. All of the options vest over a 36-month period, with 34% of the options vesting after 12 months, 33% vesting after 24 months, and 33% vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $13.00 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $675,000.

On April 21, 2022, the Company granted 291,285 RSUs to various directors, officers, employees and consultants of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,787,000. The RSUs will vest on April 21, 2024.

On April 21, 2022, the Company granted 230,769 RSUs to an officer of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,000,000. The RSUs will vest over a 24-month period, with one third of the RSUs vesting on each of April 21, 2023, October 21, 2023, and April 21, 2024.

On June 1, 2022, the Company issued 1,058,597 common shares valued at $9,178,000 to the shareholders of QuestEx pursuant to the QuestEx Transaction. The Company also issued 23,956 common shares valued at $350,000 to a third party relating to transaction costs associated with the QuestEx Transaction (Note 8).

On June 1, 2022, the Company issued 77,158 Replacement Options to the holders of QuestEx options pursuant to the QuestEx Transaction. The Replacement Options have expiry dates between June 6, 2022 and December 21, 2026. All of the Replacement Options vested immediately. Each Replacement Option allows the holder thereof to purchase one common share of the Company at a price between $1.36 to $53.13 per common share. The Replacement Options were valued using the Black-Scholes option pricing model and had a fair value of $267,000 (Note 8).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Transactions during the year ended December 31, 2022 (continued)

On June 1, 2022, the Company issued 150,691 Replacement Warrants to the holders of QuestEx warrants pursuant to the QuestEx Transaction. The Replacement Warrants have expiry dates between August 20, 2022 and April 15, 2023. All of the Replacement Warrants vested immediately. Each Replacement Warrant allows the holder thereof to purchase one common share of the Company at a price between $2.72 to $23.16 per common share. The Replacement Warrants were valued using the Black-Scholes option pricing model and had a fair value of $61,000 (Note 8).

On August 3, 2022, the Company granted 50,000 stock options to an employee of the Company. The options have a term of 5 years, expiring on August 3, 2027. The options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $7.08 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $178,000.

On August 3, 2022, the Company granted 50,000 RSUs to an employee of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $354,000. The RSUs will vest on August 3, 2024.

On August 3, 2022, the Company conditionally granted stock options and RSUs to officers and employees of the Company (“Performance-Linked Options” and “Performance-Linked RSUs”, respectively). The number of Performance-Linked Options and Performance-Linked RSUs to be issued would vary depending on the results of the Eskay Creek Feasibility Study and meeting certain ESG-linked minimum award threshold criteria (the “Award Thresholds”).

During the year ended December 31, 2022, as a result of the Award Thresholds being satisfied, the Company granted 246,042 Performance-Linked Options and 870,988 Performance-Linked RSUs. The Performance-Linked Options have a term of 5 years from the achievement of the Award Thresholds, expiring on August 3, 2027. All of the Performance-Linked Options vest over a 36-month period, with one third of the Performance-Linked Options vesting on the first, second and third anniversaries of the achievement of the Award Thresholds. Each Performance-Linked Option allows the holder thereof to purchase one common share of the Company at a price of $7.08 per common share. The Performance-Linked Options were valued using the Black-Scholes option pricing model and had a fair value of $877,000. The Performance-Linked RSUs were valued using the share price on the grant date and had a fair value of $6,167,000. The Performance-Linked RSUs will vest on the second anniversary of the achievement of the Award Thresholds. Certain Performance-Linked RSUs granted to a non-resident officer will vest on the first anniversary of the achievement of the Award Thresholds, with the payment to the holder pursuant to the RSU Plan being due on the second anniversary of the achievement of the Award Thresholds.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Transactions during the year ended December 31, 2022 (continued)

During the year ended December 31, 2022, as a result of the Award Thresholds being satisfied, the Company also conditionally granted 299,948 Performance-Linked RSUs to officers of the Company, the number of which to be issued would vary depending on the Award Thresholds. These Performance-Linked RSUs were valued using the share price on the closing of the September 2022 Offering and had a fair value of $1,833,000. These Performance-Linked RSUs will vest on the second anniversary of the achievement of the Award Thresholds. Certain Performance-Linked RSUs granted to a non-resident officer will vest on the first anniversary of the achievement of the Award Thresholds, with the payment to the holder pursuant to the RSU Plan being due on the second anniversary of the achievement of the Award Thresholds.

On October 18, 2022, the Company issued 39,936 common shares pursuant to the Coast Copper Transaction (Note 9). The common shares were valued using the share price on the date of issuance and had a fair value of $238,000.

On October 28, 2022, the Company issued 231,404 common shares pursuant to the Tudor Transaction (Note 9). The common shares were valued using the share price on the date of issuance and had a fair value of $1,432,000.

Transactions during the year ended December 31, 2021

On June 25, 2021, the Company granted 2,592,322 incentive stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on June 25, 2026. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Options granted to US citizens employed or acting as directors of the Company vest immediately. Each option will allow the holder thereof to purchase one common share of the Company at a price of $13.58 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $17,964,000.

On October 4, 2021, the Company granted 23,900 incentive stock options to a director and to an employee of the Company. The options have a term of 5 years, expiring on October 4, 2026. All the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $12.52 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $154,000.

On October 4, 2021, the Company granted 8,000 RSUs to a director of the Company. The RSUs were valued using the share price on the date of grant and had a fair value of $100,000. The RSUs will vest on October 4, 2023.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Share purchase warrant and stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
	2022	2021	2022	2021
Expected life (years)	0.3	—	3.4	3.1
Annualized volatility	35%	—	67%	78%
Dividend rate	0.00%	—	0.00%	0.00%
Risk-free interest rate	2.74%	—	2.92%	0.65%

18.	CAPITAL RISK MANAGEMENT

The Company manages its common shares, options, warrants and RSUs as capital. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. When managing the capital structure, the Company’s competing objectives are to safeguard its ability to continue as a going concern in order to actively pursue the exploration and development of its projects and to minimise the number of shares issued. The Company has not established any quantitative capital management criteria as the competing objectives require subjective analysis.

The Company is not subject to any externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and stage of the Company, is reasonable. There has been no change to the Company’s capital risk management approach for the year ended December 31, 2022.

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the year ended December 31, 2022 and 2021 that were not presented elsewhere in the consolidated financial statements are as follows:

	2022	2021
Settlement of accrued directors fees through issuance of 93,776 RSUs vesting on December 9, 2024	$735	$—
Share issue costs in accounts payable and accrued liabilities	$99	$—
Capital asset additions included in accounts payable and accrued liabilities	$205	$282

During the years ended December 31, 2022 and 2021, the Company did not make any payments towards interest or income taxes.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

20.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2021 - 27.00%) to income before income taxes. The reasons for the differences are as follows:

	2022	2021
Loss for the year	$(88,890)	$(117,567)
Statutory income tax rate	27.00%	27.00%
Expected income tax benefit	(24,000)	(31,743)
Items not deductible for income tax purposes	2,939	3,814
Non-taxable items	(3,733)	(3,474)
Flow-through share issuances	10,562	12,128
QuestEx acquisition	459	—
Other	(744)	(1,295)
Change in unrecognized deferred tax assets	14,517	20,570
Income tax expense	$—	$—

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to the following deferred tax assets and liabilities:

Deferred tax assets (liabilities)	2022	2021
Non-capital losses carried forward	$2,707	$—
Share issue costs	95	—
Net capital losses	(21)	—
Exploration and evaluation	(2,781)	—
Net deferred tax assets	$—	$—

The Company recognizes a deferred tax asset on unused tax losses or other deductible amounts only when the Company expects to have future taxable profit against which the amounts could be utilised. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts:

	2022	2021
Equipment	$4,819	$3,111
Share issue costs	5,861	5,444
Net capital losses	1,598	982
Provision for closure and reclamation	6,160	5,151
Non-capital losses carried forward	150,701	92,213
Exploration and evaluation	28,742	37,215
Unrecognized deductible temporary differences	$197,881	$144,116

As of December 31, 2022, the Company had unrecognized unused non-capital tax losses of $150,701,000 which will expire between 2026 and 2042.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

21.	CONTINGENCIES AND COMMITMENTS

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Albino Lake applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia (the “Court”) in accordance with the appeal provisions in the BC Mineral Tenure Act (the “Appeal”). On November 22, 2022, the Company received the decision of the Court dismissing the Appeal, and on December 15, 2022, the Company filed a notice to appeal this decision. As the contents of the Albino Lake were not included in the Company’s Eskay Creek Prefeasibility Study or Feasibility Study, the outcome of this matter is not expected to have a material effect on the carrying value of Eskay.

During the year ended December 31, 2022, the Company entered into an agreement to lease an office space beginning on November 1, 2023 until July 30, 2038. The following is a schedule of the lease payments, including common area maintenance costs, that the Company is committed to paying:

	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
Lease commitment	$193	$2,322	$2,357	$13,534	$18,406